FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

04 FEB -3 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

04012603

SUPPL

ASX Announcement - Information

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

dlw 2/4

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Foster's Group Limited	
ABN 49 007 620 886	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of appointment	3 February 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
26,255 fully paid ordinary shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Date: 3 February 2004

+ See chapter 19 for defined terms.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

04 FEB -3 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

PRESS RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

3 February, 2004

NEW DIRECTOR FOR FOSTER'S BOARD

Foster's Group Limited (Foster's) today announced the appointment of Mr M.G (Max) Ould to the Board of Directors.

Mr Ould retired in July 2003 as Managing Director and Chief Executive Officer of National Foods Limited completing a distinguished 38-year career working for a number of Australian consumer goods companies.

Prior to joining National Foods in June 1996, Mr Ould was the Chief Executive Officer of Pacific Dunlop's Peters Foods Division and prior to that, Managing Director of the East Asiatic Company.

Mr Ould is also currently a Director of The Australian Gas Light Company and Pacific Brands Limited.

The Chairman of Foster's, Mr Frank Swan, said, "On behalf of shareholders I am very pleased to welcome Mr Ould to the Foster's Board during this dynamic period in the company's history."

"Mr Ould led National Foods to become the most successful dairy industry company in Australia, prior to his retirement last year. He also brings extensive experience in farming and agriculture based industries, excellent fast moving consumer goods marketing experience and sound business financial credentials to the Board," he said.

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